PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. obtains

Complementary Medicine approval in Australia for NKO®

------ Australian Quarantine & Inspection Service approves permit for NKO® import ------

Laval, Québec, CANADA – December 4th, 2007 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) is pleased to announce that it has received notification from the Therapeutic Goods Administration (TGA) in Australia that Neptune Krill Oil (NKO®) has obtained approval as a complementary medicine allowing immediate commercialization in Australia hence New Zealand, which automatically allows TGA approved products.

The Department of Health and Aging of the TGA has accepted and registered, in the Australian Register of Therapeutic Goods, Neptune Krill Oil under the Australian Approved Biological Name “Euphausia superba oil”. In addition, the Australian Quarantine and Inspection Service has granted a permit to import quarantine material of NKO®.

“In Australia and New Zealand complementary medicines are classified as a subset of over-the-counter (OTC) pharmaceuticals,” stated Dr. Tina Sampalis, Chief Scientific Officer of Neptune. “Considering the very tight regulatory control by the TGA, obtaining complementary medicine approval and the quarantine permit constitute a major breakthrough for Neptune in Australia and New Zealand,” she added.

“Physician and other healthcare practitioner recommendations have always had a positive impact on our sales. Bearing in mind that 50% of complementary medicines in Australia are sold through medical recommendations and in pharmacies1, we are seeking a strategic alliance with a major local partner in order to commercialize NKO® in these targeted markets. In order to support penetration in this new market, Neptune expects to be actively participating in the near future with such a partner in a series of  medical conventions,  seminars and media conferences to introduce the scientific data, clinical research and health benefits of NKO® to physicians and other healthcare practitioners as well as the end consumer,” added Dr. Sampalis.

1. Source: Australian Self-Medication Industry (ASMI) www.asmi.com.au/Complementary%20Medicine.htm

About Neptune Technologies & Bioressources Inc.

Neptune develops proprietary health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™). Using its proprietary process, the Company is strategically positioning itself in the health and wellness market.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such as the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

Neptune continues to actively pursue its strategic development plan to form partnerships/strategic alliances with worldwide leaders in the nutraceutical and pharmaceutical industries. Neptune has recently signed agreements with Nestlé and Yoplait, worldwide leading food manufacturers, paving its entrance into the global functional food market. According to its business strategy, negotiations are ongoing with pharmaceutical companies with the objective of entering the pharmaceutical market by licensing rights.

NASDAQ and TSX venture exchange does not accept responsibility for the adequacy or accuracy of this press release.

Neptune Contact:
Neptune Technologies & Bioressources Inc. Toni Rinow, Ph.D., MBA Corporate Development & Investor Relations (450) 687-2262 t.rinow@neptunebiotech.com www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission.